Sundance Strategies, Inc.

4626 North 300 West Suite 365

Provo, Utah 84604

May 23, 2013

Securities and Exchange Commission

Via EDGAR

Re:

Sundance Strategies, Inc. (the “Company,” “we,” “our” or “us”)

Form 8-K

Filed April 5, 2013

File No. 000-50547

Dear Ms. Nguyen:

We would appreciate your consideration of the foregoing.

We acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SUNDANCE STRATEGIES, INC.

By /s/ Randall F. Pearson

     Randall F. Pearson, President